

Mail Stop 3561

February 16, 2007

Robert H. Davies
Chief Executive Officer
Alyst Acquisition Corp.
233 East 69th Street, #6J
New York, NY 10021

Re: **Alyst Acquisition Corp.**
             Amendment No. 2 to Registration Statement on Form S-1
             Filed February 8, 2007
             File No. 333-138699

Dear Mr. Davies:

        We have reviewed your filing and response letter dated February 8, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Please be as detailed as necessary in your response to our comments. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. We note your response to prior comment two. Please revise to disclose the plan of distribution for shares to be sold by insiders and others. See Item 508 of Regulation S-K. Also, disclose that the selling shareholders may be deemed underwriters and include a heading above the table on page 48.

Prospectus Summary

   2. We note your response to prior comment five and the statements that (i) the company did not set any ranges in analyzing the individual's ability to satisfy their indemnification obligations, and (ii) the company determined that it was likely that the individuals would be able to satisfy their obligations "given the likelihood of them having to indemnify the trust account." If the company's analysis of the individuals' ability to satisfy obligations assumes that they will not be required to make any such payments or only be required to make a small amount of such payments, revise to so

state. Currently it is unclear what criteria the company used in concluding that indemnification payments would likely be satisfied.

3. Please revise to disclose the extent to which officers' and directors' shares purchased in the private placement concurrent with this offering or shares purchased in the open market will be subject to the same voting and liquidation limitations as the officers' and directors' other shares.

Proposed Business, page 30

4. We note your response to prior comment 13 and the statement regarding an aggregate of 100 merger and acquisition transactions representing over $17 billion. Currently you disclose that officers and directors "have been involved in" such transactions in various capacities, including, but presumably not limited to, as lead negotiators and reviewers of due diligence and business integration. Please revise to address the number of transactions valued at $50 million or more for which management has taken the lead role in identifying the target, overseeing due diligence, negotiating the terms of the transaction, and overseeing business integration.

Management, page 41

5. We note your response to prior comment 14. You indicate on page 19 that your officers and directors, which we take to include each member of your audit committee, will continue to exert control at least until a business combination. Please reconcile that disclosure with the discussion of your independent directors on pages 43 and 44, and tell us the effect the status of affiliate would have on independent directors.

6. In this regard, please revise to disclose if you have affirmatively determined or when you will affirmatively determine the independent status of audit committee members pursuant to American Stock Exchange standards.

Conflicts of Interest, page 44

7. We refer you to prior comment 15 and the last full paragraph on page 45. Please revise to disclose any steps or procedures the company has established, including involvement by unaffiliated persons or agreements with private venture firms, to help ensure that officers and directors satisfy competing interests that may arise. If management has not established any such procedures, please revise to so state. We also note that section three of the letter agreement appears to require officers and directors to offer business opportunities first to Alyst; however, your revised disclosure on page 45 indicates that Messrs. Davies, Weksel, Weksel and Schriesheim must honor pre-existing fiduciary duties to affiliated entities prior to presenting

business opportunities to Alyst. Please revise to reconcile the apparent inconsistency or advise.

Certain Relationships, page 49

8. Please revise to address policies and procedures for review and approval of transactions with related persons. See Item 404(b) of Regulation S-K.

Financial Statements, page F-1

9. Please provide a currently dated consent of the independent accountant in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: David Alan Miller, Esq. (*by facsimile*)
        (212) 818-8881